Exhibit 99.2

VALENS SEMICONDUCTOR LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Valens Semiconductor Ltd. (the “Company”), hereby nominate, constitute and appoint Gideon Ben Zvi, Chief Executive Officer of the Company and Yael Rozenberg, Interim Chief Financial Officer of the Company, and each of them as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, no par value per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, on Wednesday, November 22, 2023, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated October 17, 2023, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of NYSE, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, October 16, 2023, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THESE MATERIALS IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED TO BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE OVER THE TELEPHONE OR INTERNET AS INSTRUCTED IN THESE MATERIALS.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1a: To re-elect Gideon Ben Zvi as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1b: To re-elect Yahal Zilka as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1c: To re-elect Michael Linse as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until his respective successor is duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors;

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: __________, ____
Signature of Shareholder

Date: __________, ____
Signature of Shareholder (Joint Owners)

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.